Mail Stop 7010

					August 9, 2005

via U.S. mail and Facsimile

Jerry A. Dukes
Chief Executive Officer and President
PW Eagle, Inc.
1550 Valley River Drive
Eugene, OR 97401

	Re:	PW Eagle, Inc.
Form S-3/A filed June 28, 2005
Supplemental response submitted August 2, 2005
		File No. 333-124462

		Form 10-K for fiscal year ended December 31, 2004
		Form 10-Q for the quarter ended March 31, 2005
		Form 8-K dated July 1, 2005
		File No.  000-18050

Dear Mr. Dukes:

      We have the reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3/A filed June 28, 2005 and supplemental response submitted
August 2, 2005

1. Please file your supplemental response as correspondence on Edgar and file an amendment to the registration statement including your proposed revisions.

Form 8-K dated July 1, 2005

2. We note your response to prior comment 5. Please demonstrate to us that the pre-tax income of the business you disposed of was less than 10% of your consolidated pre-tax income in FY 2004; otherwise provide pro forma financial statements as required by Article 11 of
Regulation S-X. Additionally, please tell us how your "allocation of the negative goodwill" to the assets you disposed of complies with paragraph 44 of SFAS 141, Business Combinations. Tell us the total amount of negative goodwill you recorded as a result of the September
2004 acquisition and the amount you allocated to the business you sold.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, to Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Melodie R. Rose, Esq.
	Fredrikson & Byron, P.A.
	200 South Sixth Street
	Minneapolis, Minnesota 55402
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Jerry A. Dukes
PW Eagle, Inc.
August 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE